SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _______________ to _______________

Commission File No. 001-16427

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Certegy Inc. 401(k) Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Certegy Inc., 11720 Amber Park Drive, Alpharetta, Georgia 30004.

Audited Financial Statements
   and Supplemental Schedule

Certegy Inc. 401(k) Plan

As of December 31, 2001 and for the period
July 3, 2001 (inception) through December 31, 2001
with Report of Independent Auditors

Certegy Inc. 401(k) Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2001 and for the period
July 3, 2001 (inception) through December 31, 2001

Report of Independent Auditors

Certegy Inc. Group Plans Committee
Certegy Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Certegy Inc. 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period July 3, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the period July 3, 2001 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 24, 2002

Certegy Inc. 401(k) Plan

Statement of Net Assets Available for Benefits

December 31, 2001

Assets
Investments, at fair value	$50,764,902
Participant contributions receivable	205,948
Employer contribution receivable	325,176
Other receivables	138,329

Total assets	51,434,355
Liabilities
Other liabilities	(4,999)

Net assets available for benefits	$51,429,356

See accompanying notes.

Certegy Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the period July 3, 2001 (inception) through December 31, 2001

Additions:
Investment income:
Interest and dividends	$530,425
Net appreciation in fair value of investments	1,722,953

Total investment income	2,253,378

Contributions:
Participant	2,793,207
Employer	325,176
Rollovers from qualified plans	186,856

Total contributions	3,305,239

Plan-to-plan transfers (Note 1)	46,734,802

Total additions	52,293,419

Deductions:
Distributions to participants	(861,697)
Administrative expenses	(2,366)

Total deductions	(864,063)

Net increase	51,429,356
Net assets available for benefits:
Beginning of period	—

End of period	$51,429,356

See accompanying notes.

Certegy Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2001

1.  Description of the Plan

General

The following brief description of the Certegy Inc. 401(k) Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information.

In October 2000, the Board of Directors of Equifax Inc. (“Equifax”) announced its intent to spin off its payment services division into a separate publicly traded company with its own management and Board of Directors (the “Distribution”). This Distribution occurred on July 7, 2001 and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the payment services division to Certegy Inc. (“Certegy” or the “Company”) and then distributing all of the shares of common stock to Equifax’s shareholders. In conjunction with the Distribution, Certegy formed the Plan and the account balances of Certegy employees who participated in the Equifax Employees 401(k) Retirement and Savings Plan (the “Equifax 401(k) Plan”) were transferred to the Plan in July 2001 (“plan-to-plan transfers”). Included in the transfer of assets at fair value from the Equifax 401(k) Plan was approximately $785,000 in unallocated company contributions, which were utilized in 2002 to reduce the cash required by Certegy to fund employer matching contributions for the 2001 Plan year. In addition, participants in the Plan received one share in the newly created Certegy stock fund for every two shares he/she owned in the Equifax stock fund at the time of the Distribution. Participants are not permitted to make additional contributions into the Equifax stock fund.

The Plan is a defined contribution plan, which became effective July 3, 2001 and is subject to the Employee Retirement Income Security Act of 1974, as amended. Generally, all U.S. salaried employees of the participating companies of Certegy and its subsidiaries are eligible to participate in the Plan upon hire.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Contributions

Each participant may make basic contributions from 1% to 2% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. The Company will match 100% of the first 2% of salary contributed by participants during the Plan year. Participants may also make contributions of the next 3% to 6% of total salary, as defined (“plus contributions”). The Company match on plus contributions is discretionary. For the 2001 Plan year, the Company elected not to make any contributions relative to plus contributions. In addition, each nonhighly compensated participant may elect to make supplemental contributions of 7% to 20% of gross pay (8% limit for highly compensated participants through October 2001 at which time the limit was removed for the remainder of 2001) on a pretax or an after-tax basis through payroll deductions, subject to certain limits. Supplemental contributions are not matched.

Matching contributions are net of any in-service after-tax withdrawals, without regard to lump-sum cash contributions and roll-over contributions, either deposited or withdrawn. Employer contributions may not exceed the maximum amount which, together with employer contributions to the Certegy Inc. U.S. Retirement Income Plan for a Plan year, is deductible under the Internal Revenue Code (the “Code”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to retirement, disability or death or if a participant is age 65 or older upon termination. Matching contributions are automatically invested in the Certegy Stock Fund (“CSF”). However, once the initial contribution is made, the participant may transfer all or a part of the match from the CSF to any of the available investment options.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the total cash required for the company contribution. At December 31, 2001, unallocated contributions totaled approximately $914,800, of which approximately $130,000 related to earnings. Company contributions for 2001 were approximately $1,297,800, of which approximately $325,000 was funded by the Company in early 2002.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Vesting

Participants’ and Company contributions and earnings on those contributions are at all times vested with those participants upon allocation.

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee”). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Certegy Inc. Group Plans Committee is appointed by the Company’s board of directors and oversees the Plan’s operations.

Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates, as well as one collective trust. In addition, participants may elect to invest their contributions in the Company’s common stock through a unitized fund, which includes an investment in a money market fund for liquidity purposes. The balances for participants who previously invested in shares of Equifax common stock under the Equifax 401(k) Plan were transferred into the frozen Equifax Stock Fund to which no further contributions can be made.

Benefits

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant’s account balance. This lump-sum distribution is payable in cash, Company common stock, or a combination of the two at the participant’s election.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Benefits (continued)

If a participant’s account balance is less than $5,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time. In-service withdrawals of the Company-matching portion of a participant’s account are not allowed.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s earnings (losses), Company contributions, and the participant’s contributions. Allocations of earnings (losses) are based on relative account balances and investment elections, as defined.

Loans to Participants

The Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases, which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. If the Plan is terminated, the Trustee will determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. The Trustee will then make a distribution in a time and manner solely determined by the Board of Directors of the Company.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The Plan provides that all administrative expenses are paid by the Plan. However, the Company may, in its sole discretion, choose to pay all or part of these expenses. Accordingly, the Company paid certain of expenses in the 2001 Plan year.

Valuation of Plan Investments

Investments of the Plan, except the Managed Income Portfolio, are carried at fair value as determined by quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

The Managed Income Portfolio is a collective trust, which invests in guaranteed investment contracts and synthetic investment contracts, and is valued at estimated fair value as determined by the Trustee.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.  Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

Certegy Inc. Common Stock	$11,424,757
Equifax Inc. Common Stock	13,064,739
Spartan® U.S. Equity Index Fund	6,342,473
Fidelity Asset Manager: Growth	3,454,709
Fidelity Retirement Government Money Market Portfolio:
Participant-directed	2,714,078
Nonparticipant-directed	914,800

The net appreciation (depreciation) in the fair value of investments, as determined by quoted market prices, for the period July 3, 2001 (inception) through December 31, 2001 follows:

Common stock:
Certegy Inc.	$1,378,870
Equifax Inc.	1,338,060
Registered investment companies	(993,977)

$1,722,953

4.  Income Tax Status

The Plan has applied for but has not yet received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, Plan management believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

5.  Related-Party Transactions

All transactions in the Certegy common stock held within the CSF are related-party transactions. The Plan holds approximately 333,862 shares of Certegy common stock at December 31, 2001.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and the collective trust prior to any fund and/or the trust being allocated investment earnings or losses.

Supplemental Schedule

Certegy Inc. 401(k) Plan

EIN: 58-2606325 Plan Number: 004
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Certegy Inc.	Common stock, 333,862 shares	(1)	$11,424,757
	Equifax Inc.	Common stock, 540,983 shares	(1)	13,064,739
	Common/Collective Trust Funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio, 1,627,388 shares	(1)	1,627,388
	Money Market Funds:
*	Fidelity Investments	Fidelity Institutional Cash Portfolio, 831,895 shares	(1)	831,895
*	Fidelity Investments	Fidelity Retirement Government Money Market:
		Participant-directed, 2,714,078 shares	(1)	2,714,078
		Nonparticipant-directed, 914,800 shares	$914,800	914,800
	Shares of registered investment companies:
*	Fidelity Investments	Spartan® U.S. Equity Index Fund, 156,065 shares	(1)	6,342,473
*	Fidelity Investments	Fidelity U.S. Bond Index Fund, 101,701 shares	(1)	1,098,379
*	Fidelity Investments	Fidelity Asset Manager™, 110,043 shares	(1)	1,705,673
*	Fidelity Investments	Fidelity Asset Manager: Income, 34,780 shares	(1)	394,056
*	Fidelity Investments	Fidelity Asset Manager: Growth, 240,914 shares	(1)	3,454,709
*	Fidelity Investments	Fidelity Value Fund, 30,655 shares	(1)	1,579,002
*	Fidelity Investments	Fidelity Low-Priced Stock Fund, 75,500 shares	(1)	2,070,222
	American Funds	American Advantage International Equity Fund, 572 shares	(1)	8,112
	Morgan Stanley Institutional Funds	MSDW Equity Institutional Fund, 794 shares	(1)	13,577
	MAS Funds	MAS Mid-Cap Growth Portfolio, 3,227 shares	(1)	55,477

Certegy Inc. 401(k) Plan

EIN: 58-2606325 Plan Number: 004

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Strong Funds	Strong Government Securities Fund, 4,901 shares	(1)	$52,888
	Warburg Pincus Funds	Warburg Pincus Capital Appreciation Fund, 25,627 shares	(1)	458,468
	PIMCO Funds	PIMCO Total Return Fund, 12,577 shares	(1)	131,557
	INVESCO Funds Group	INVESCO Equity Income Fund, 7,937 shares	(1)	95,721
*	Fidelity Investments	Fidelity Fund, 1,429 shares	(1)	41,276
*	Fidelity Investments	Fidelity Equity Income Fund, 2,564 shares	(1)	125,073
*	Fidelity Investments	Fidelity Aggressive Growth Fund, 48,680 shares	(1)	925,904
*	Fidelity Investments	Fidelity Diversified International Fund, 10,135 shares	(1)	193,388
*	Fidelity Investments	Fidelity Dividend Growth Fund, 5,783 shares	(1)	163,842
*	Fidelity Investments	Fidelity Freedom Income Fund®, 161 shares	(1)	1,760
		Fidelity Freedom 2000 Fund®, 60 shares	(1)	700
		Fidelity Freedom 2010 Fund®, 3,862 shares	(1)	48,705
		Fidelity Freedom 2020 Fund®, 3,620 shares	(1)	45,548
		Fidelity Freedom 2030 Fund®, 3,735 shares	(1)	46,914
*	Fidelity Investments	Spartan® International Index Fund, 787 shares	(1)	19,241
*	Fidelity Investments	Fidelity Freedom 2040 FundSM, 2,268 shares	(1)	16,855
	Participant loans	Varying maturities and interest rates from 7% to 10.5%		1,097,725

				$50,764,902

*	Represents a party-in-interest.

(1)	Cost information has not been included in column (d) because certain investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized officer.

Date: June 28, 2002	CERTEGY INC. 401(K) PLAN

/s/ Michael T. Vollkommer Michael T. Vollkommer Corporate Vice President and Chief Financial Officer of Certegy Inc., Member of the Group Plans Committee (Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors